January 4, 2007

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th Floor, 300 - 5th Ave SW
Calgary, AB T2P 3C4

Dear Sirs:

Re:    Berkley Resources Inc. (“the Company”)
      Change of Auditor Notice

We have reviewed the Company’s Change of Auditor Notice and we agree with all the statements therein.

Sincerely,

“Meyers Norris Penny LLP”

MEYERS NORRIS PENNY LLP
Chartered Accountants
Calgary, Alberta